

Mail Stop 3233

May 4, 2018

Via E-mail
Mr. Paul E. Northen
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, GA 20324

>   **Re: Rollins, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed on February 26, 2018**
>   **File No. 001-04422**

Dear Mr. Northen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Note 14. Employee Benefit Plans

Fair Value Measurements, page 53

1.   We note your disclosure of the valuation approach and inputs used to value the Level 2 and 3 assets of your defined benefit pension plan. Please expand your disclosure in future filings to include a description of the valuation techniques used in accordance with ASC 820-10-50-2bbb.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Mr. Paul E. Northen
Rollins, Inc.
May 4, 2018
Page 2

   You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         /s/ Kristi Marrone

         Kristi Marrone
         Staff Accountant
         Office of Real Estate and
         Commodities